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Confidential

Via Email

May 20, 2019

Ms. Christina Chalk, Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Texas Pacific Land Trust Communications between the Trust and Broadridge File No. 000-33001

Dear Ms. Chalk:

Further to our conversation on Friday afternoon, we wanted to report to you on Broadridge’s communications with the Trust on Friday.

The Trust’s proxy solicitor, MacKenzie Partners, received a call Friday morning from Broadridge during which Broadridge indicated that the Dissident Group’s proxy solicitor, DF King, had requested that Broadridge “issue votes” (i.e., release the proxies that have been voted in favor of the Dissident Group’s nominee) on Tuesday, May 21, 2019, the date prior to the special meeting of shareholders.

MacKenzie Partners shared with Broadridge that the Trust had announced that the meeting would be convened and adjourned with no business taking place, and that there would be no opportunity for any proxies to be turned in because the polls would not be opened. Broadridge asked MacKenzie Partners for its position on the question of “issuing the votes” under these circumstances, and MacKenzie Partners stated that it did not agree with DF King’s request. Furthermore, it would not be customary for Broadridge to issue votes when the meeting has already been adjourned.

Following our conversation, MacKenzie Partners received the following voice message from Broadridge on Friday: “The request for voting for TPL early was withdrawn, so I just wanted to let you know. If you have any questions give me a call back. About 4:30 on Friday.”

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

However, earlier today, Monday, Broadridge called MacKenzie Partners again and informed it that Broadridge changed its mind and would now issue the votes to the Dissident Group tomorrow, May 21, 2019.

We believe that this issue is now moot given that Broadridge has fulfilled the Dissident Group’s request.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai H.E. Liekefett
Partner

cc:	John R. Norris III & David E. Barry